FILE # C31914-00

CERTIFICATE OF AMENDMENT
FEB 02 2001

ARTICLES OF INCORPORATION
IN THE OFFICE OF

(Before Payment of Capital or Issuance of Stock)

\S\ Dean Heller

DEAN HELLER, SECRETARY OF STATE

CORPORATE ADVISORY SERVICE, INC.

Name of Incorporator

certify that:

1. He constitutes two-thirds of the original incorporators **USHOWUS CO., INC.** a Nevada Corporation.

2. The original Articles were filed in the Office of the Secretary of State on **12/1/00**.

3. As of the date of this certificate, no stock of the corporation has been issued.

   They hereby adopt the following amendments to the Articles of Incorporation of the corporation:

Article **FOURTH** is amended to read as follows:

FOURTH: That the voting common stock authorized may be issued by the corporation is **TWENTY** million (20,000,000) shares of stock with a nominal or par value of .001 and no other class of stock shall be authorized. Said shares with a nominal or par value may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

\s\ Sara Zaro

Signature